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MadeInUSA.com

A platform for American-made goods only, keeping dollars and jobs in the USA.

Marketplace

in

Leesburg, FL   Website

Progress

0%

Amount raised
$0

From
0 investors

Closing In
86 days

1-Click Invest™

Offering Terms

Funding Goal
$25,000 - $1,000,000

Security Type
Equity

Min Investment
$25

Max Investment
$50,000

Closing Date
Aug 19, 2022 10:59 PM CDT

Offering Type
Regulation Crowdfunding
(Investor Education Materials)

Company Filings

Documents
- Form C
- Formation Documents
- Pitch Deck
- Term Sheet
- Financial Attestation
- MadeInUSA Fund One Subscription Agreement
- MadeInUSA LLC Note Subscription Agreement
- MadeinUSA Fund One Cert of Incorporation

Summary

MadeInUSA.com

An E-Commerce Marketplace For American-Made Products









First-to-Market, U.S. Products-Only, E-Commerce Marketplace:
• Nearly **5,000 vendors lined-up prior to launch**, offering a variety of products

• Ready to serve **Consumer**, **Industrial**, and **Government** buyers
• B2C platform will be fully integrated with social media
• **Multiple revenue streams** include: retail sales, transaction fees, and membership fees

Key Reasons to Invest:
• 60% of U.S. consumers have a **strong preference to buy American-made** products
• Company has identified key categories for sales in **B2C**, **B2B**, and **B2G** segments
• B2B online market ($559 billion) is double the size of the B2C online market ($255 billion)
• E-commerce marketplaces provide an efficient vehicle for both large and small sellers to gain exposure to the online, mobile consumer
• Continued strong growth in e-commerce affords the entry of new players

Problem

With the rise of e-commerce marketplaces across the world, it is becoming increasingly difficult to find American-made goods online. For many, it can be difficult to sift through products that are created internationally. **American consumers want to support American businesses** without having to conduct hours of research to purchase just one product.

THE PROBLEM
FINDING A Trusted Source For Made In USA Products
Misleading and deceptive marketing of products Made In USA is on the rise due to the demand for American Made products. Researching products is a timely and painstaking tasks that often yield little results.
• Products received may/or not be as advertised.
• No clear determination of the product source

Consumers Want to Locate & Purchase Products Made In USA
Consumers
228 million
eCommerce users in 2020
20%
eCommerce penetration
63%
research on the internet before a purchase
Market
US $792bn
Net sales in U.S. eCommerce in 2020
9%
CAGR U.S. net sales 2019-2024
Fashion
Biggest category based on U.S. net sales
Stores
Top 5 U.S. online stores by net sales
34%
Market share of the top 5 stores in total U.S. eCommerce
77% of the U.S. population shops online

MadeInUSA Fund One Financials
MadeInUSA Fund One Bylaws
MadeInUSA LLC Operating Agreement
Pre-Revenue Assumptions
SWOT













Solution

Creating THE BEST OPPORTUNITY TO BUY AMERICAN MADE ONLINE.

Building the Largest Online Marketplace of USA Made Products and keeping our country's dollars in America.

Our Mission

Create the first and only dedicated U.S. e-commerce platform. Making it quick, simple, and easy to buy Made in USA products

Core Values

Reconnecting the U.S. manufacturer to the U.S. consumer. Creating American jobs thru the demand for U.S.A.-branded products.

Competitive Advantage
MADE IN USA BRAND VALUE
MADE IN AMERICA USA
UNITED STATES OF AMERICA
01 No brand building required, MADE IN USA Brand is one of the most recognized in the World.
02 Brand that has been valued by the American consumer and the World for over 100 years.
03 Brand that is synonymous with quality worldwide, making it the brand of choice.
04 Unmatched brand name recognition and prestige around the world.
INSIDE THE NUMBERS
8 in 10 American consumers say they would rather buy an American-made product than an imported one, according to a Consumer Reports survey.
60%
10% PREMIUM
More than 60 percent say they're even willing to pay 10 percent more for it.
Source: July 2015 issue of Consumer Reports magazine.
Since Covid-19
40% of Americans are no longer interested in buying products that are stamped with "Made in China." Nearly 80% are now willing to pay higher prices to companies that close their Chinese factories.

Product

Easily Locate & Purchase PRODUCTS Made In USA
E-COMMERCE MARKETPLACE PLATFORM FOR AMERICAN MADE PRODUCT
E-commerce marketplace featuring America's largest collection of U.S. made products.
Enables businesses and consumers to easily locate and purchase U.S. made products.
SHOWCASE EXAMPLE.
Be American Buy American
DEVICE MOCKUP
Will serve consumers, businesses and government buyers.
Diversified B2C and B2B sales exposure.
Reconnecting the U.S. manufacturer to the U.S. consumer.

Business Model



Revenue Streams

As the first and only e-commerce marketplace for U.S. made consumer and industrial goods, MadeInUSA.COM website will generate revenue from several streams

Membership Fee
- Vendors and manufacturers will pay a monthly subscription to place products on MIU website
- Three membership levels: silver, gold, and platinum

Gross Product Sales
- MIU will collect 15% of gross product sales

Payment Processing Fee
- MIU will collect a 3.5% credit processing fee on each order, collecting 50% of the total processing fee in revenue

Vendor Referral
- Orders received by vendors and manufacturers referred to from MadeInUSA.com will pay a referral fee per order

Sales Taxes
- MIU will collect sales taxes on each order (based on the state of order origination's sales tax rate)



Traction

MadeInUSA.com will be a full enterprise-level, e-commerce marketing platform built from scratch. We have chosen not to use plug-and-play options such as Shopify or Woo-commerce because they did not fit our needs and are not fully aligned with the mission.

<u>**Manufacturers**</u>: MadeInUSA.com has a significant **competitive advantage with manufacturers**. Our sister company, MadeInAmerica.com, holds an annual trade show for US manufacturers. There is an agreement in place to allow MadeInUSA to engage that database of 4000+ US manufacturers and leverage their existing relationships.

<u>**Tech Development**</u>: We have engaged several offsite contract Full Stack Developers. As of mid-May 2022, we are at 2.5 million lines of code, which we feel is a little over half way. We are **integrating military-level encryption for security**. The strongest available.

<u>**Testing**</u>: Testing is being done each and every day to verify that the day's code is working as it was designed. The goal is to enter **Beta testing in early August 2022**.

<u>**Partners**</u>: We have completed due-diligence on several potential Accounting partners and many micro service partners. Our team performed onsite visits with the chosen partners and vetted some of our most important requirements: 1) truly US-based and hires US employees, 2) has the right team in place with the skills needed, 3) able to scale at the pace we anticipate, 4) not a threat to deplatform, and 5) shares a similar love for the United States as we do.

<u>The following Vendor Partners have been identified and engaged:</u>
Oracle/Netsuite (Accounting) Able to scale all aspects of e-commerce at almost limitless speed. https://www.netsuite.com/portal/products.shtml

Shipping - Pre negotiated rates with all major couriers (This partner is proprietary)

Avalara (Sales tax) They will manage the 11,000 taxing authorities.
https://www.avalara.com/

ADP (Payroll)
https://www.adp.com/

MadeInUSA is hosted on the Cloud and we are not disclosing our vendors for security reasons.



Competition

There are numerous homemade sites that we have observed to carry limited products and lack customer service. We have also identified referral sites that do nothing apart from directing buyers to Amazon for a very small percentage or a referral fee. While it's important to recognize the list below as indirect competitors, **MadeInUSA.com will be the first to focus across all three segments: B2C, B2B and B2G.**

https://madeinamericastore.com - This is a regional supplier in Buffalo, NY with a few brick-and-mortar stores and a limited list online for sale.

https://madeinusaforever.com - Homemade website on Shopify, limited list of products.

https://www.harvestarray.com - Handcrafted items

https://www.thegrommet.com/featured/made-in-the-usa - Small list of products

https://www.stillmadeinusa.com/ - Small Homemade referral site

http://www.usab2c.com/ - Small, insecure site

https://usamade1.com/ - Referral site

https://www.themadeinamericamovement.com/ - Formidable referral site. While they have lots of products, they are not selling items. Rather, they only get the referral fee.



Market



Since Covid-19

The American people aren't buying what China is selling — or at least, they don't want to. That's the finding of a telling new poll. According to FTI Consulting, 40% of Americans are no longer interested in buying products that are stamped with "Made in China." Nearly 80% are now willing to pay higher prices to companies that close their Chinese factories.

https://www.usatoday.com/story/opinion/2020/06/07/americans-willing-pay-goods-made-in-america-so-tell-them-columns/3144467001/



The Reshoring Institute recently surveyed nearly 500 Americans across the country and asked if they prefer to buy products that are labeled "Made in USA." Would they be willing to pay more for these items? Nearly 70% of the respondents indicated that they prefer American-made products. Slightly more than 83% responded that they would pay up to 20% more for products made domestically. Respondents to the survey were both consumers and industrial buyers.

https://www.prnewswire.com/news-releases/survey-says-americans-prefer-made-in-usa-301163756.html

Projected Digital Buyers Penetration in the U.S.

The percentage of internet users that are digital buyers in the U.S. is projected to increase through 2024. This timeline displays the projected share of digital buyers in the United States from 2021 to 2024. In 2020, COVID-19 boosted penetration to 27.6%, but penetration will flatten out as restrictions loosen. This share is **expected to grow to 21.8 percent in 2024.**



https://www.emarketer.com/chart/242908/retail-ecommerce-sales-worldwide-2019-2024-trillions-change-of-total-retail-sales



U.S. ECOMMERCE VS. TOTAL RETAIL* SALES
In $billions, 2018-2020

$520 B — 2018 — $3,635 B

$598 B — 2019 — $3,780 B

$792 B — 2020 — $4,040 B

*Total retail figures exclude sales of items not normally purchased online such as spending at restaurants, bars, automobile dealers, gas stations and fuel dealers Source: Digital Commerce 360 analysis of U.S. Department of Commerce data *Updated January 2021*

Consumers spent $791.7 billion online with U.S. merchants in 2020, up an incredible 32.4% year over year. The highest annual U.S. ecommerce growth in at least two decades. Nearly tripling the 15.1% jump in 2019.



US RETAIL SALES* vs. ECOMMERCE

Total retail sales growth*   Ecommerce sales growth2



Company Vision

MadeInUSA is one single place to find and purchase American-made items.

From the beginning, the vision has been (and always will be) to create a simple way for consumers around the world to find and purchase US-made Items. By supporting the practice of "Buy American" we help to bring more dollars and jobs into to the United States. By investing in MadeInUSA.com, you are investing in the future of America.

AMERICANS Prefer "Made In USA"

SUMMARY

Since China's entry to the World Trade Organization in 2001, millions of manufacturing jobs have left U.S. soil for cheaper labor prospects in Asia. But with rising labor costs and a long list of



prospects in Asia. But with rising labor costs and a long list of challenges facing companies overseas, 2 to 3 million manufacturing jobs are expected to return to the U.S. the near future. While this trend is still in its early stages, 10% to 30% of production in China could move back to the U.S. by the end of the decade. This move would represent an increase of $20-$50 billion in GDP output. Additionally, the higher value that consumers at home and aboard put on American goods could be a pushing point to bring both old and new manufacturing to the U.S. (BCG 2012).



8 in 10 American consumers say they would rather buy an American-made product than an imported one, according to a Consumer Reports survey.

 Source: July 2015 issue of *Consumer Reports* magazine.



Press

As of May 1st, there have been no press releases sent out.



Founders

Don Buckner, Founder/CEO



CEO Statement

Don Buckner

Inc. 500 CEO and Florida Entrepreneur of the Year award winner

Having the good fortune of being born an American, I feel an inherent obligation to keep our country strong. We have an exceptional opportunity with the MadeInUSA.com domain to keep more dollars where, which translates into more jobs. Our country can no longer afford to exchange its wealth and power for cheap, imported products. I feel blessed to play a part of such a significant proposition at this critical juncture in our country.
I am here to serve. Be blessed.

Entrepreneur Don Buckner's patriotic plan began in 1998 when he attempted to find several American-made products online but was unable to do so. Frustrated, he took matters into his own hands, purchasing the Domain MadeInUSA.com. The website served as a directory resource connecting patriotic consumers to more than 300,000 American-made manufacturers for several years. He also acquired the Domains: MadeInAmerica.com, MadeInTheUSA.com, Americanmade.com, and more recently MadeInAmerica.org.

Don is no stranger to success in business. He has been in the manufacturing industry for over 30 years. He started out as a mechanic and welder with no formal education. In 1997, he launched Vac-Tron Equipment (VacTron.com), a company that was born in his garage. In 2000, Vac-Tron was listed on the INC 500 as the 13th fastest growing privately held company, growing 6500% in just three years. In the same year, he was awarded the 2000 Ernst & Young Entrepreneur of the Year Award for the State of Florida. Buckner is also in the Business Hall of Fame, and Vac-Tron was named Industry of the Year and Business of the Year.

After the acquisition of Vac-Tron Equipment in 2018 by Vermeer Corporation, Don decided it was time to go all-in on the #American Made plan and rented the Indianapolis Convention Center to hold the first-ever Made in America Trade show which was its jumping-off point.

"Don is a great example of how great patriots do not have to put a military uniform on but serve in other ways. So many people want to participate in this country and serve this country, and what Don is doing is creating the perfect opportunity for Americans to come together and make a choice to support American made products. That is the beauty of the seed that he's planting in Indianapolis." – Major Dan Rooney, Folds of Honor

Don donates heavily to local and global missions, lives on a cattle ranch with his six children and three grandchildren, and always gives God credit for all his many blessings.

Brad Winnings, COO/ CTO

With over two decades of experience managing successful business entities, Brad Winnings, has been named Chief Operations Officer and Interim Chief Technology Officer for MadeInUSA.com, MadeInAmerica.com (Trade Show), and MadeInAmerica.org (Non-Profit). Brad's unique blend of skills includes: leadership, integrity, vision, and knowledge which will prove valuable when building and operating the MadeInUSA.com platform.

Since October 2017, Brad has managed the day-to-day operations of